UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9119
Report Date: October 1, 2001 to December 31, 2001



In the Matter of:
Central and South West Corporation
CSW Energy Services, Inc.

This report is filed under Rule 24 of the Public Utility Holding Company Act of
1935 by Central and South West Corporation (CSW) pursuant to an order issued by the Securities and Exchange Commission (SEC) dated August 24, 1998 (HCAR
35-26910). This matter requires the filing of quarterly reports by CSW to the commission, concerning the business activities and financings carried out pursuant to the authorizations granted by this order, to contain the following information: (a) balance sheets and income statements for CSW Energy Services, Inc. (Services) as of the end of the reporting period covered; (b) a statement showing (i) revenues of Services derived from the EV Business (TotalEV) in the states comprising the Service Areas and (ii) revenues derived from the EV
Business in all other states, both during the period covered and cumulatively;
(c) a description of expenditures and investments made by CSW and/or Services in EV Business activities, both during the period covered and cumulatively, including details in tabular form as to: (i) the amount(s) invested, the identity of all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted, (ii) third party financing used to finance EV
Business activities conducted by any entity in which CSW and/or Services has a direct or indirect ownership interest and (iii) financing obtained by CSW and/or
Services in order to engage in EV Business activities; (d) a description of any state utility commission findings concerning EV Business activities or related transactions, and (to be filed as exhibits) copies of all applications to, and orders issued by, such commissions pertaining to EV Business activities or related transactions; and (e) a narrative description of Services' EV Business activities during the reporting period, including but not limited to, narrative information relating to all EV Business related contracts (i) with unrelated parties and (ii) between or among CSW system companies; and, provided further, that no later than August 15th of each year, Applicants will file balance sheets for Services as of June 30th of that year and income statements for Services for the six-month period ending June 30th of the year. This report covers the period from October 1, 2001 through December 31, 2001.



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The requested information for the reporting period October 1, 2001 through
December 31, 2001, is as follows:

a) Services balance sheet as of December 31, 2001 and income statements for the three and twelve months ended December 31, 2001 are attached as
      Exhibit 1 which is being filed confidentially under Form SE.

b)       i.    Revenue derived from states within the service area:
               For the reporting period ended December 31, 2001:    $159,119
               Inception to date:                                 $2,250,256

ii.      Revenue derived from states outside of the service area:
               For the reporting period ended December 31, 2001:  $1,607,380
               Inception to date:                                $10,238,521

c) Description of expenditures and investments made by CSW and/or Services in the EV business for the reporting period ended December 31, 2001 and, inception to date, are attached in Exhibit 2.

d)       State Commission findings concerning EV Business activities:  None

e) Description of Services EV Business activities during the reporting period:

                           "CSW Total EV commenced its business of distributing
               electric bicycles and related products following SEC approval in late August of 1998. Through the fourth quarter of 2001, Total EV had placed some 47,000 environmentally-friendly e-bike products into the market place since its inception. Approximately 800 independent bicycle shops and entrepreneurs throughout the United
               States are retailing electric bicycles, scooters, and related products distributed by Total EV.

                        At the close of the fourth quarter of 2001, Total EV
               ended its distribution of electric bikes, electric scooters and related products. Prior to its closing, Total EV was distributing products from 13 manufacturers and re-sellers including: Prima
               (electric bicycles); Worksman Cycles (electric industrial trikes); EV Global Motors (electric bikes); Currie Technologies
               (electric bikes, scooters and conversion kits); Montague Bicycles
               (electric folding bicycles); Bikit (conversion kits and electric scooters); The Electric Transportation Company (electric bicycles, electric folding bikes and electric scooters); Merida
               Bicycles (electric bicycles); EV Rider (electric scooters);
               Mercedes (electric bikes); Heinzmann Motors (electric bikes and conversion kits); Sunpex Industries (electric scooters); and HCF
               (electric scooters). Total EV exited the electric bike and scooter business after determining the business no longer fit the strategic direction of its parent company, AEP. The rights to the name of Total EV and other assets are being transferred to the Light Electric Vehicle Technology Center, a privately held concern based in Pocatello, Idaho. Total EV sold its remaining inventory during the fourth quarter of 2001 and transferred its distribution rights for certain products to other companies, where applicable. No contracts are in place with any other unrelated parties or among AEP system companies."



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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility
Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on its behalf on this 14th day of February 2002.

                                      Central and South West Corporation
                                      CSW Energy Services, Inc.

                                      /s/     Armando Pena
                                      -------------------------
                                        Armando Pena
                                        Treasurer





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                                INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1 Balance sheet as of December 31, 2001 and income statement for the three and twelve months ended December 31, 2001 is filed confidentially under Form SE.


2 Description of expenditures and investments made by CSW and/or Services in the EV Business for the reporting period ended December 31, 2001 and inception to date.



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Central and South West Corporation                                                                              EXHIBIT 2
File No:  70-9119                                                                                              Page 1 of 2
Report For Period:  October 1, 2001 to December 31, 2001


C Description of investments and expenditures made by CSW and/or Services in the EV Business:

    (i) Identify all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted:

        INVESTMENTS
        a) For the reporting period ending:              December 31, 2001
                     Parties Investing                     Percentage of      Services'           Description of Activities being
                                                           Investment         Investment                   Conducted
           --------------------------------------------  --------------     ---------------   -------------------------------------
           NONE                                                     0%             $     -    N/A




        b) For the cumulative period ending:             December 31, 2001

                        Parties Investing                  Percentage of      Services'           Description of Activities being
                                                           Investment         Investment                   Conducted
           --------------------------------------------  --------------     ---------------   -------------------------------------
           NONE                                                     0%             $     -    N/A






        EXPENDITURES

        a) For the reporting period ending:              December 31, 2001

                        Parties Investing                  Percentage of      Services'           Description of Activities being
                                                           Investment         Investment                   Conducted
           --------------------------------------------  --------------     ---------------   -------------------------------------
           NONE                                                     0%             $     -    N/A





        b) For the cumulative period ending:             December 31, 2001

                        Parties Investing                  Percentage of      Services'           Description of Activities being
                                                           Investment         Investment                   Conducted
           --------------------------------------------  --------------     ---------------   -------------------------------------
           NONE                                                     0%             $     -    N/A







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Central and South West Corporation                                                                            EXHIBIT 2
File No:  70-9119                                                                                            Page 2 of 2
Report For Period: October 1, 2001 to December 31, 2001


    Item C (cont'd)


    (ii)  Third party financing used to finance EV Business activities:

          a)   For the reporting period ending:               December 31, 2001

                                                                      Amount                            Purpose of
                         Name of Third party                         Financed                            Financing
               -----------------------------------------      -----------------------      ----------------------------------------
               NONE                                                        $       -       N/A


          b)   For the cumulative period ending:              December 31, 2001

                                                                      Amount                            Purpose of
                         Name of Third party                         Financed                            Financing
               -----------------------------------------      -----------------------      ----------------------------------------
               NONE                                                        $       -       N/A




    (iii) Financing obtained by CSW and/or Services in order to engage in EV Business activities:

               The EV Business is totally financed through a combination of internally generated funds and short-term debt by the parent company, Central and South West Corporation.

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